CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                January 7, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:          First Trust Exchange-Traded Fund (the "Trust")
                         File Nos. 811-21775 and 333-125751
             ---------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on December 8, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Total US Market AlphaDEX ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES

      Footnote 1 to the Annual Fund Operating Expenses Table discloses that the Fund has adopted a 12b-1 plan that will not require the Fund to pay 12b-1 fees for a certain period of time. Footnote 2 to the Annual Fund Operating Expenses Table discloses that the Fund's advisor has agreed to waive and/or pay certain of the Fund's expenses for a certain period of time. In both cases, please provide a date that is at least one year from the date of the prospectus.

Karen Rossotto
January 7, 2015
Page 2



RESPONSE TO COMMENT 1

      In accordance with this comment, the footnotes reflect a date that is at least one year from the date of the prospectus.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      The first sentence of the second paragraph of the Principal Investment Strategies section discloses that the "Index is designed to 'objectively'
identify and select stocks across market capitalizations .... " What does the term, "objectively," mean with respect to the securities selection process for the Index? Is the security selection a quantitative process? Provide the appropriate disclosure.

RESPONSE TO COMMENT 2

      The term "objectively" has been changed to "quantitatively" in response to this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose whether the Index is equally-weighted and fully-invested in the Index or whether the Fund will invest in a sampling of the securities in the Index.

RESPONSE TO COMMENT 3

      The Index is a modified equal-dollar weighted index, as explained in greater detail in the prospectus. Under normal market conditions, the advisor anticipates that the Fund will be fully invested in the holdings of the Index.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      What is the nature of the relationship between the current Index and the predecessor index? Provide the appropriate disclosure.

RESPONSE TO COMMENT 4

      Because there is no direct relationship between the current Index and the predecessor index, disclosure regarding any such relationship is not warranted.


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Karen Rossotto
January 7, 2015
Page 3



COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

      If it is anticipated that the Fund will be actively traded, i.e., have a portfolio turnover rate that is greater than 100%, provide the appropriate disclosure in the Principal Investment Strategies and Principal Risks sections.

RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.

COMMENT 6 - PURCHASE AND SALE OF FUND SHARES

      Revise the disclosure to separately describe the process of purchasing and selling shares for retail investors and institutional investors.

RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment.

COMMENT 7 - FUND INVESTMENTS

      To the extent that the use of illiquid securities will be a part of the Fund's principal investment strategies, provide the appropriate disclosure here and in the Principal Investment Strategies section in the summary section.

RESPONSE TO COMMENT 7

      The Fund's advisor does not anticipate that the use of illiquid securities will be a part of the Fund's principal investment strategies.

COMMENT 8 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Consider whether Legislation/Litigation Risk is a principal risk of the Fund and consider moving this risk factor to the Non-Principal Risks sub-section.

RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
January 7, 2015
Page 4



COMMENT 9 - NET ASSET VALUE

      The last two paragraphs of this section make references to foreign securities exchanges and securities denominated in foreign currencies. Consider whether this disclosure is appropriately placed here.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

COMMENT 10 - INDEX INFORMATION

      Consider whether certain of the disclosure in this section should be added to the Principal Investment Strategies section in summary form.

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Karen Rossotto
January 7, 2015
Page 5



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                           Sincerely yours,

                                           CHAPMAN AND CUTLER LLP



                                           By: /s/ Morrison C. Warren
                                               --------------------------------
                                                   Morrison C. Warren